[Otter Tail Corporation letterhead]
October 2, 2008
Via Edgar
Mr. H. Christopher Owings
 Assistant Director
 Securities and Exchange Commission
 Division of Corporation Finance
 100 F Street N.E.
 Washington, DC 20549-0309

RE:	Otter Tail Corporation Form 10-K for the Fiscal Year Ended December 31, 2007 Filed February 29, 2008 Definitive Proxy Statement on Schedule 14A Filed March 3, 2008 File No. 0-368
Dear Mr. Owings:
Enclosed is the response of Otter Tail Corporation (the “Company”) to the comments received by letter dated September 23, 2008 from the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filings. For ease of reference, the Company has set forth below the numbered comments of your letter, followed by the Company’s response.
Definitive Proxy Statement on Schedule 14A
Outstanding Voting Shares, page 2
1.	Footnote 2 to the table under this heading stated that Mr. Gates has sole voting and investment power with respect to the shares owned by Cascade Investment L.L.C.; however, the Schedule 13G filed by Cascade Investment L.L.C. on February 14, 2006 states (on page 5 of 7) that Michael Larson, the business manager of Cascade, has voting and investment power with respect to the shares held by Cascade. Please revise your disclosure or tell us why a revision is unnecessary.
Response
In future filings, we will enhance our disclosure to read substantially as follows (the additional text is underlined):
“According to Form 13G dated February 14, 2006, the common shares owned by Cascade Investment L.L.C. (“Cascade”) as of December 31, 2005 are deemed to be beneficially owned by William H. Gates, III, as the sole member of Cascade, and Michael Larson, the business manager for Cascade, has voting and investment power with respect to the common shares held by Cascade.”

Mr. H. Christopher Owings	2	October 2, 2008
Director Compensation, page 6
Director Compensation Table, page 6
2.	It appears from your footnote disclosure that directors have outstanding stock options as well as outstanding stock awards. Please present in separate columns the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R for stock awards and stock options. Refer to Item 402(k)(2) of Regulation S-K.
Response
The outstanding stock options held by non-employee Directors were granted many years ago and there was no compensation expense recorded for financial statement reporting purposes with respect to those options in 2007. Therefore, there is no need to provide a separate column for stock options in the Director Compensation Table. However, to provide greater clarity in future filings, we will enhance our disclosure in footnotes (2) and (3) to read substantially as follows (the additional text is underlined):

(2)	Represents the expense recognized by Otter Tail Corporation for 2007 related to restricted stock awards granted to non-employee Directors in the years 2003 through 2007 determined in accordance with Financial Accounting Standard No. 123R (FAS 123R), using the same assumptions as are described at Note 7 to the consolidated financial statements in the Annual Report of Otter Tail Corporation for 2007. The grant date fair value of the restricted stock award for the 1,900 shares granted on April 9, 2007 was $66,585.00. In accordance with FAS 123R, Otter Tail Corporation chose the grant date fair value of the restricted stock as the equivalent to the average of the high and low price of Otter Tail Corporation common shares on the date of the grant ($35.045).

(3)	The number of shares of restricted stock and stock options held by each non-employee Director at fiscal year end is as follows (restricted/options): Mr. J. MacFarlane 4,500 / 200,000; Ms. Bohn 4,500 / 0; Mr. Emmen 4,500 / 4,000; Mr. Liebe 4,500 / 2,000; Mr. McIntyre 3,550 / 0; Mr. Partain 4,500 / 4,000; Ms. Schuette 3,550 / 0; Mr. Spies 4,500 / 2,000. No compensation expense was recognized in 2007 related to stock options held by non-employee Directors.
Security Ownership of Directors and Officers, page 7
Section 16(a) Beneficial Ownership Reporting Compliance, page 8
3.	We note your disclosure that you relied on the certification of your directors and officers to support your belief that all directors and officers complied with all Section 16(a) filing requirements. Please state whether you reviewed the Forms 3, 4 and 5 of your directors and officers. Refer to Item 405(a) of Regulation S-K.
Response
We review the Forms 3, 4 and 5 of our Directors and executive officers. In future filings, we will enhance our disclosure to read substantially as follows (the additional text is underlined):
“Based on a review of the Section 16 reports filed by the Directors and executive officers and

Mr. H. Christopher Owings	3	October 2, 2008
certifications of the Directors and executive officers, Otter Tail Corporation believes that during the year ended December 31, 2007, its Directors and executive officers complied with all Section 16(a) filing requirements.”
Compensation Discussion and Analysis, page 8
Purpose and Philosophy, page 8
4.	Please identify each of the companies against which you benchmarked compensation.
Response
In future filings, we will identify the companies against which we benchmark compensation for executive officers.
Annual Cash Incentive, page 9
5.	You state that, with the exception of the return on equity performance measure, you do not disclose the precise targets for each element of annual cash incentive. We note your statement that disclosure of these measures would result in a competitive disadvantage. Please provide us with a copy of your competitive harm analysis for this determination as well as the determination with respect to the performance measures for Mr. C. MacFarlane. Refer to Instruction 4 to Item 402(b) of Regulation S-K and our answer to Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our website, www.sec.gov.
In addition, it appears that the targeted return on equity is 11% but you do not set forth the threshold, or minimum, performance level nor do you state the maximum performance level for this measure. Please separately disclose the threshold, target and maximum amount for the return on equity performance measure under this heading.
Response
We have reviewed Instruction 4 to Item 402(b) of Regulation S-K in light of the Staff’s answer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations. In future filings, we will disclose the threshold, target and maximum amount for each performance measure that is part of the annual cash incentive.
Fees for Professional Services, page 19
6.	We note the disclosure regarding tax planning in footnotes (e) and (f) to the table setting forth fees for professional services. Please separately disclose under the caption “Tax Fees” the aggregate fees billed for tax compliance, tax advice and tax planning for the required periods. Refer to Item 14 of Form 10-K and Item 9(e) of Schedule 14A.
Response
Please be advised that the caption “All Other Fees” in the table on page 19 should have been “Tax Fees” and that there was nothing to report under the caption “All Other Fees.” We will correct these captions in future filings.

Mr. H. Christopher Owings	4	October 2, 2008
Compensation Committee Interlocks and Inside Participation
7.	Please provide disclosure required by Item 407(e)(4) of Regulation S-K.
Response
Please be advised that there were no transactions or relationships during the applicable time period that required disclosure under Item 407(e)(4). Therefore, we relied upon the Staff’s answer to Question 233.02 of the Regulation S-K Compliance and Disclosure Interpretations, which provides as follows:
“If the only disclosure that a registrant is required to provide pursuant to Item 407(e)(4) is the identity of the members of the compensation committee, because the registrant has no transactions or relationships that trigger a disclosure obligation, the registrant may omit the Item 407(e)(4) caption (“Compensation Committee Interlocks and Insider Participation”).”
In future filings, we will provide the disclosure required under Item 407(e)(4) of Regulation S-K if there is a transaction or relationship during the applicable time period that triggers such disclosure.
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this letter please contact me at (701) 451-3567.

Yours very truly,
/s/ George A. Koeck
George A. Koeck
General Counsel and Corporate Secretary